Exhibit 5.1

Mazanti-Andersen Advokatpartnerselskab VAT: DK35892052 www.mazanti.dk	Amaliegade 10 DK-1256 København K +45 3314 3536 Klosterbakken 12 DK-5000 Odense C +45 6314 1414

Ascendis Pharma A/S

Tuborg Boulevard 12

2900 Hellerup

3.9.2024 Ref. 58917/LLJ ID 4174	Registration Statement on Form S-8 of Ascendis Pharma A/S Dear Sirs,

Lars Lüthjohan Attorney-at-law +45 4028 3536 llj@mazanti.dk	We have acted as Danish counsel to Ascendis Pharma A/S (the “Company”) in connection with the authorisation to the board of directors to grant warrants as set out in article 4j of the Company’s articles of association.
In connection with the opinion expressed herein, we have examined such documents, records and matters of law as we have deemed relevant or necessary for purposes of this opinion.
Based on the foregoing, and subject to the further limitations, qualifications and assumptions set forth herein, we are of the opinion that:

1,000,000 ordinary shares that may be issued following exercise of the warrants under authorisation to the board of directors as set out in article 4j of the Company’s articles of association on the terms of the incentive scheme set forth in Appendix 1a to the Company’s articles of association or such other terms as the board of directors may determine from time to time (i) have been duly authorised and, (ii) when issued in accordance with the terms of the incentive scheme and against payment of due consideration therefore and the capital increase has been duly registered with the Danish Business Authority in connection herewith, will be validly issued, fully paid and non-assessable.

Non-assessable shall in this context mean, in relation to a share, that the issuer of the share has no right to require the holder of the share to pay to the issuer any amount (in addition to the amount required for the share to be fully paid) solely as a result of his or her shareholding.

The opinion expressed herein is limited to the laws of Denmark as currently in effect, and we express no opinion as to the effect of the laws of any other jurisdiction.

We have assumed that the board of directors has taken no and will take no action inconsistent with the Danish Companies Act and the Danish Stock Options Act or the resolution of its shareholders authorising the board of directors to grant warrants as set out in article 4j of the Company’s articles of association and the ordinary shares related hereto that are available for issuance pursuant to warrants on the terms of the incentive scheme set forth in 1a to the Company’s articles of association, as applicable, or such other terms as the board of directors may determine from time to time.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement on Form S-8 filed by the Company to effect registration of the ordinary shares that may be issued following exercise of the warrants granted under authorisation to the board of directors as set out in article 4j of the Company’s articles of association. In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Any and all liability and other matters relating to this opinion shall be governed exclusively by Danish law and the Danish courts shall have exclusive jurisdiction to settle any dispute relating to this opinion.

Yours Sincerely

/s/ Lars Lüthjohan

Lars Lüthjohan

2